CUSIP No. 0002296781                                           Page 1 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                          Cubist Pharmaceuticals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   0002296781
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                                 (CUSIP Number)

Jeremy L. Curnock Cook                   John C. MacMurray, Esq.
Rothschild Asset Management Ltd.         Reboul, MacMurray, Hewitt,
Five Arrows House                        Maynard & Kristol
St. Swithin's Lane                       45 Rockefeller Plaza
London EC4N 8NR England                  New York, New York  10111
Tel. 011-171-280-5000                    Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

[FN]
--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 0002296781                                           Page 2 of 4 Pages

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1)   Name of Reporting Person                 International
     S.S. or I.R.S. Identification            Biotechnology
     No. of Above Person                      Trust plc

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2)   Check the Appropriate Box                    (a) [ ]
     if a Member of a Group                       (b) [ ]

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3)   SEC Use Only

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4)   Source of Funds                           Not Applicable

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5)   Check if Disclosure of
     Legal Proceedings is                      Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

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6)   Citizenship or Place
     of Organization                           United Kingdom

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Number of                 7)   Sole Voting    599,661 shares of
Shares Beneficially            Power          Common Stock, $.001
Owned by                                      par value ("Common
Reporting Person                              Stock")

                          ------------------------------------------------------
                          8)   Shared Voting
                               Power                   -0-

                          ------------------------------------------------------
                          9)   Sole Disposi-  599,661 shares of
                               tive Power     Common Stock

                          ------------------------------------------------------
                          10)  Shared Dis-
                               positive Power          -0-

                          ------------------------------------------------------

11)  Aggregate Amount Beneficially            599,661 shares of
     Owned by Each Reporting Person           Common Stock

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12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

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13)  Percent of Class
     Represented by                           3.0%
     Amount in Row (11)

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14)  Type of Reporting
     Person                                   CO


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CUSIP No. 0002296781                                           Page 3 of 4 Pages

               AMENDMENT NO. 3 TO SCHEDULE 13D (FINAL AMENDMENT)

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 28, 1997, Amendment No. 1 thereto filed on November 30, 1998 and Amendment No. 2 thereto filed on November 23, 1999 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) Based on a total of 20,283,152 shares of Common Stock outstanding as of November 12, 1999, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 1999 filed with the Commission on November 12, 1999, IBT owns 599,661 shares of Common Stock, or approximately 3.0% of the Common Stock outstanding.

          (b) Except as described in Item 6 of the Schedule 13D, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Between December 29, 1999 and January 10, 2000 IBT sold an aggregate 600,000 shares of Common Stock in open market transactions, at an average price of $17.71 per share.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e) Not applicable.


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CUSIP No. 0002296781                                           Page 4 of 4 Pages


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000

                                           INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                           By: /s/ Jeremy L. Curnock Cook
                                              ---------------------------
                                                       Director